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S 18007505

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SEC Mail Processing Section MAR 05 2018 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascent Capital Advisors (America) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Imperial Avenue Top Floor
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kleeger (203) 557-8856
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC Certified Public Accountants and Advisors, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

546 Fifth Avenue	New York City	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Andrew Kleeger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascent Capital Advisors (America) LLC, as of December 31st, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, Principal.

Title

Notary Public

JANICE FAY, NOTARY PUBLIC
MY COMMISSION EXPIRES 8/31/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENT CAPITAL ADVISORS (AMERICA) LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2017

ASCENT CAPITAL ADVISORS (AMERICA) LLC
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

MSPC
Certified Public Accountants and Advisors
A Professional Corporation

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Ascent Capital Advisors (America) LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ascent Capital Advisors (America) LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ascent Capital Advisors (America) LLC's as of December 31, 2017, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ascent Capital Advisors (America) LLC's management. Our responsibility is to express an opinion on Ascent Capital Advisors (America) LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ascent Capital Advisors (America) LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101

Supplemental Information

The supplementary information on pages 13 to 16 has been subjected to audit procedures performed in conjunction with the audit of Ascent Capital Advisors (America) LLC's financial statements. The supplemental information is the responsibility of Ascent Capital Advisors (America) LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information on pages 13 to 16 is fairly stated, in all material respects, in relation to the financial statements as a whole.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

We have served as Ascent Capital Advisors (America) LLC's auditor since 2015.

New York, New York
February 27, 2018

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF FINANCIAL CONDITION
AS of DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$ 304,703
Accounts receivable	116,250
Prepayments	26,564
Property, plant and equipment, net	8,157
Deposits	7,600
Investments	13,770
Total assets	477,044
LIABILITIES AND MEMBER'S EQUITY	
Accrued expenses	34,500
Accounts payable	2,183
Intercompany liabilities	32,222
Total liabilities	68,905
Member's equity	408,139
Total liabilities and member's equity	$ 477,044

The accompanying notes form an integral part of these financial statements.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenue	$ 218,018
Expenses	
Employee compensation and benefits	244,074
Stock-based compensation	32,178
Technology and communications	8,960
Occupancy and equipment	42,143
Business registration fee	782
Intercompany management and support fees	45,698
Professional fees	47,512
Travel, meals and entertainment	41,437
Administrative and other expenses	88,877
Loss before provision for income taxes	(333,643)
Provision for income tax	--
Net loss	$ (333,643)

The accompanying notes form an integral part of these financial statements.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance at January 1, 2017	$ 359,604
Member's contribution	350,000
Stock-based compensation	32,178
Net loss	(333,643)
Balance at December 31, 2017	$ 408,139

The accompanying notes form an integral part of these financial statements.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities	
Net Loss	$(333,643)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	2,281
Stock-based compensation (member contribution related to grant of shares)	32,178
(Increase)Decrease in assets	
Accounts receivable	(116,250)
Prepayments	6,020
Increase (Decrease) in liabilities	
Accrued expenses	2,500
Accounts payable	(63,607)
Net cash used in operating activities	(470,521)
Cash flows from investing activities	
Purchase of property and equipment	(1,950)
Purchase of investments	(2,366)
Net cash used in investing activities	(4,316)
Cash flows from financing activities	
Cash contribution from member	350,000
Repayment of intercompany activities	(36,936)
Net cash generated from financing activities	313,064
Net decrease in cash and cash equivalents	(161,773)
Cash and cash equivalents at beginning of year	466,476
Cash and cash equivalents at end of year	$304,703
Supplemental disclosure of cash flow information	
Interest paid	-
Income taxes paid	-
Disclosure of non-cash financing activity	
Stock-based compensation (member contribution related to grant of shares)	$32,178

The accompanying notes form an integral part of these financial statements.

1 Description of business

Ascent Capital Advisors (America) LLC ("Ascent LLC" or the "Company") is a limited liability corporation formed in the State of Delaware on March 17, 2015. Except as otherwise provided by the Delaware Limited Liability Company Act (the "Act"), the debts, obligations and liabilities of the Company shall be solely the debts, obligations and liabilities of the Company, and a member of the Company shall not be obligated for any such debt obligation or liability of the Company solely by reason of being a member of the Company. The Company shall dissolve upon the first to occur of the following (i) the written consent of the board or (ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is licensed to conduct activities as a finder and distributor of Private Placements for Limited Partnerships, General Partnerships and Corporations. Clients of Ascent are exclusively Accredited Investors, Qualified Purchasers or Institutional Investors. Securities in which the Company expects to engage will generally involve those that are not registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933 and that are eligible for the exemption under Regulation S and under Rules 504, 505 and 506 of Regulation D. Ascent LLC has one class of equity interests which is 100% held by Ascent Capital Advisors Holdings Limited ("Ascent Holdings"), a limited liability company registered in British Virgin Islands. The Company works closely with its Hong Kong affiliate (also a wholly-owned subsidiary of Ascent Holdings), Ascent Capital Advisors Limited ("Ascent Limited"), which is a financial services firm regulated by the Hong Kong Securities and Futures Commission ("SFC").

2 Summary of significant accounting policies

(a) Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b) Cash and Cash Equivalents

The Company classifies cash equivalents as highly liquid instruments with original maturities of three months or less when purchased. The Company does not have any cash equivalents at December 31, 2017.

(c) Income Taxes

The Company has elected to be taxed as a C corporation for US Federal income taxes.

The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. A valuation allowance is recognized against deferred tax assets if it is more likely that such assets will not be realized in future years. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income and deductions.

On December 22, 2017, the Tax Cuts and Jobs Act was enacted, which reduced the U.S. federal corporate income tax rate from 35% to 21%. The Company remeasured deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future. The provisional amount recorded for the remeasurement and resulting write-down of the deferred tax balance was $163,000. The change in our deferred tax balances had a corresponding change to our valuation allowance thereby resulting in no income tax expense for the period. See Note 13 Income Tax.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on the technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

2 Summary of significant accounting policies (Continued)

(c) Income Taxes (Continued)

The Company's U.S Federal and Connecticut income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for fiscal years ended December 31, 2015, 2016 and 2017 are open for examination. If any, the Company records interest and penalties in the Administrative and other expense caption of the Statement of Operations.

(d) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates

(e) Financial Instruments

ASC Topic 825, "Financial Instruments", requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, amounts due to/from related parties, prepaid expenses, deposits, intercompany liabilities, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such the assets and obligations.

(f) Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

- Computer equipment 5 years
- Office equipment 7 years

The assets' useful lives are reviewed, and adjusted if appropriate, at each end of the reporting period.

(g) Fair Value Measurements

FASB ASC Topic 820, "Fair Value Measurement", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

2 Summary of significant accounting policies (Continued)

(g) Fair Value Measurements (Continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

(h) Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable, provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably. Revenue is recognized as follows:

(i) Provision of services

Provision of services is recognized when the broker or placement services are completed for our clients. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the services rendered have been resolved.

(ii) Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

(i) Long Lived Assets Impairment

Certain long-term assets of the Company are reviewed when changes in circumstances require management to determine if their carrying values have become impaired, pursuant to guidance established in ASC Topic 360, "Property, Plant and Equipment". Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations, undiscounted and without interest charges. If impairment is deemed to exist, the asset will be written down to fair value. As of December 31, 2017, management expects these assets to be fully recoverable.

(j) Accounts Receivable

Accounts receivable represent payments receivable from clients for broker or placement services provided by the Company.

(k) Allowance for Doubtful Accounts

The Company estimates the allowance for doubtful accounts based upon a review of outstanding receivables and historical collection information by client. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. Accounts receivable are written off when they are determined to be uncollectible. The Company considers all accounts receivable at December 31, 2017 to be collectible and no allowance for doubtful accounts is deemed necessary at December 31, 2017.

3 Related Party Transactions

On October 21, 2015, Ascent LLC, Ascent Limited and Ascent Holdings entered into an Intercompany Services and Expense Sharing Agreement which was further amended on March 2, 2016 (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Ascent Limited and Ascent Holdings, on a monthly basis, for services provided to Ascent LLC, as well as a proportional share of salaries and related expenses of personnel employed by Ascent Limited performing services on behalf of Ascent LLC, and a proportional share of certain other costs and expenses paid on behalf of Ascent LLC, including IT expenses and other general, administrative and overhead expenses and vice versa. There is no

3 Related Party Transactions (Continued)

repayment term defined in the agreement. During the year ended December 31, 2017, Ascent LLC incurred $59,714 of expenses under the Expense Sharing Agreement.

As of December 31, 2017 the Company has a net payable in the amount of $32,222 to Ascent Limited, which includes $4,901 payable under the Expense Sharing Agreement, $1,071 of unreimbursed expenses paid by Ascent Limited on behalf of Ascent LLC and a $26,250 arranger fee payable by the Company to Ascent Limited. As of December 31, 2017 the Company has no net payable to Ascent Holdings.

The Company raised capital for two related entities where the sole director was an associated person of the Company's affiliate. Revenues related to these transactions were $6,125 in the year ended December 31, 2017.

4 Credit/Concentration Risks

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2017, the Company believes it was not exposed to such risk.

Cash and cash equivalents consist of unrestricted cash balances held with a major financial institution. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. At December 31, 2017, the Company had approximately $62,000 of cash exceeding the insured deposit limit. From time to time, the Company's balances may exceed the limits of the FDIC; however, the Company believes that its credit risk exposure is limited due to the high credit quality of the institution holding its cash.

One client accounted for 83% of total revenue. This was a finder's fee for a single private placement, half of which has been paid in as of December 31, 2017.

5 Commitments and contingencies

The Company leases its office space under a lease agreement that will expire on March 31, 2018. For the year ended December 31, 2017, rent expense was $30,900. The future minimum rental payments required under the lease for the year ending December 2018 are $7,800.

6 Income Tax

The Company files a U.S. Federal and Connecticut State income tax returns.

For the year ended December 31, 2017, the Company had a net operating loss and therefore no current income tax liability. Despite the net operating loss, the Company is subject to Connecticut State taxes based on capital. During the year ended December 31, 2017, the Company recognized approximately $3,730 of state capital taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2017 are as follows:

6 Income Tax (Continued)

Deferred Tax Asset:	
Net Operating Losses	$369,000
Amortization of Start-up Costs	17,000
	386,000
Deferred Tax Liability:	
Stock-based Compensation and Fixed Assets	(5,000)
Total Deferred Tax Asset	381,000
Valuation allowance	(381,000)
	$0

Due to the uncertainty of earning future taxable income against which the deferred tax asset could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded. The net change in the total valuation allowance during the year was –$58,000. The Company had no tax liability for uncertain tax positions as of December 31, 2017. At December 31, 2017, the Company has approximately $1,317,000 of net operating loss carryovers for Federal income tax purposes. These losses expire in 2035, 2036 and 2037.

7 Property and equipment

As of December 31, 2017, property and equipment consist of the following

Computer equipment	$10,279
Office equipment	2,627
Total	12,906
Accumulated depreciation	(4,749)
Property and equipment, net	$ 8,157

Depreciation expense for the year ended December 31, 2017 was $2,281.

8 Investments

The Company's investment holdings include investments in minority stakes in unlisted equity securities which are considered as Level 3 investments within the fair value hierarchy. Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently. The Company applied recent transaction with milestone analysis, market comparables, and other generally accepted pricing models to determine fair value estimates.

	December 31, 2017
Unlisted equity investments, at fair value	$13,770

The Company has also entered into economic assignee agreements related to third party venture capital fund partnerships, where the fund manager has assigned a portion of its carried interest to the Company for past services. As at December 31, 2017, the fund manager was entitled to no carried interest and there was no value assigned to the Company.

9 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1) which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $5,000 or 6-2/3 % of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 1500% for a broker/dealer in business. At December 31, 2017, the Company had net capital of $235,798, which was $230,798 in excess of its net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was .29 to 1.

The Company is exempt from the provision of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of this rule.

10 Stock-based Compensation

On August 11, 2015 (the "Grant Date"), the CEO of the Company was granted 1,992 ordinary shares of Ascent Holdings equal to approximately 8.2% of Ascent Holdings on a fully diluted basis (the "Restricted Stock Award"). The shares were valued at $200,000 by an independent valuation service. Subject to the CEO's continued employment with the Company on each vesting date, 41.2% of the shares vested on the Grant Date, with the remainder vesting as follows: 23.5% on April 20, 2017; 23.5% on April 20, 2018; and 11.8% on April 20, 2019. Compensation expense related to the Restricted Stock Award amounted to $32,178 for the year ended December 31, 2017. This is considered as member's contribution to equity and included in the Statement of Changes in Member's Equity. As of December 31, 2017 there were 135 restricted share units unvested and outstanding with a weighted average exercise price of $100.40. The total unrecognized compensation cost related to non-vested restricted share units is $13,553, which is expected to be recognized over a weighted average period of 0.91 years.

11 Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2017 through February 27, 2018, which is the date that the financial statements were available to be issued.

ASCENT CAPITAL ADVISORS (AMERICA) LLC
SUPPLEMENTARY SCHEDULE
AS OF DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total member's equity		$ 408,139
Nonallowable assets		
Investments	$ (13,770)	
Prepayments	(26,564)	
Fixed assets net of accumulated depreciation	(8,157)	
Accounts receivable	(116,250)	
Security deposit and other	(7,600)	
Total nonallowable assets		(172,341)
Net Capital		$ 235,798
Aggregated indebtedness		
Items included in the statement of financial condition		
Accounts payable and accrued expenses		$ 68,905
Total aggregate indebtedness		$ 68,905
Computation of basic net capital requirement		
Minimum net capital required (the greater of $5,000 or 6-2/3% of Aggregated Indebtedness		$ 5,000
Excess Net Capital		$ 230,798
Ratio: Aggregate indebtedness to net capital		.29 to 1

STATEMENT PURSUANT TO PARAGRAPH (D) (4) OF RULE 17A-5

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017

MSPC
Certified Public Accountants and Advisors
A Professional Corporation
An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Ascent Capital Advisors (America) LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3, under which (1) Ascent Capital Advisors (America) LLC identified the following provisions of 17 C.F.R. §15c3-3 under which Ascent Capital Advisors (America) LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the "exemption provisions") and (2) Ascent Capital Advisors (America) LLC stated that Ascent Capital Advisors (America) LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ascent Capital Advisors (America) LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ascent Capital Advisors (America) LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
February 27, 2018

www.mspc-cpa com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101

ASCENT CAPITAL ADVISORS (AMERICA) LLC
SUPPLEMENTARY SCHEDULE
AS OF DECEMBER 31, 2017

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

ASCENT CAPITAL ADVISORS (AMERICA) LLC
Member FINRA/SIPC | 27 Imperial Avenue, Top Floor, Westport, CT 06880, USA

Management Statement Regarding Compliance with the Exemption Provision of SEC Rule 15c3-3

We, as the management of Ascent Capital Advisors (America) LLC (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and (2) for the reporting period January 1, 2017 through December 31, 2017, the Company has met the identified exemption provisions without exception.

Ascent Capital Advisors (America) LLC

By: ____________________
Andrew J. Kleeger, CEO
Date: Feb 27, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended December 31, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-69620 FINRA Dec
Ascent Capital Advisors (America) LLC
27 Imperial Avenue, Top Floor
Westport, CT 06880

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Mattera (631) 472-3998

2. A. General Assessment (item 2e from page 2)		$ 406
B. Less payment made with SIPC-6 filed (**exclude interest**) June 28th CK# 1096 (Date Paid)		(57)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		349
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 349
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 349	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ascent Capital Advisors (America) LLC
(Name of Corporation, Partnership or other organization)

Richard J Mattera
(Authorized Signature)

Dated the 16th day of January, 2018.

Financial & Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 270,518
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 270,518
2e. General Assessment @ .0015 **Rate effective 1/1/2017**	$ 406
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE	Arca, Inc.
NASDAQ	OMX PHLX
SIPC	Securities Investor Protection Corporation